September 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeff Kauten
Larry Spirgel
Joan Collopy
Elizabeth Sandoe
Lisa Etheredge
Robert Littlepage

Re:	Palantir Technologies Inc.
Registration Statement on Form S-1
File No. 333-248413

Acceleration Request
Requested Date:	September 22, 2020
Requested Time:	3:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Palantir Technologies Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-248413) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Allison Spinner at (650) 565-3765 or Shannon Delahaye at (650) 849-3045.

* * * *

Sincerely,

PALANTIR TECHNOLOGIES INC.

/s/ Alexander C. Karp
Alexander C. Karp
Chief Executive Officer

cc:	Matthew Long, Palantir Technologies Inc.
Sean Stenstrom, Palantir Technologies Inc.
Justin Laubach, Palantir Technologies Inc.
Scott Hsu, Palantir Technologies Inc.
Deeptha Mathavan, Palantir Technologies Inc.

Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.
Steven Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP